STATEMENT OF INVESTMENTS

Dreyfus Intermediate Municipal Bond Fund, Inc.

August 31, 2007 (Unaudited)

Long-Term Municipal Investments--100.8%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alabama--1.8%				
Alabama Port Authority, Docks Facilities Revenue (Insured; MBIA)	5.00	10/1/22	5,000,000	5,197,750
Huntsville Health Care Authority, Revenue (Insured; MBIA)	5.00	6/1/13	1,600,000	1,684,480
Jefferson County, Limited Obligation School Warrants	5.25	1/1/23	5,500,000	5,707,900
McIntosh Industrial Development Board, Environmental Facilities Revenue (Ciba Specialty Chemicals Corporation Project)	4.65	6/1/08	375,000	376,181
Alaska--4.7%				
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/11	2,560,000	2,725,581
Alaska International Airports, Revenue (Insured; AMBAC)	5.50	10/1/12	1,620,000	1,744,610
Alaska Student Loan Corporation, Student Loan Revenue (Insured; AMBAC)	6.00	7/1/16	6,380,000	6,666,015
Anchorage (Insured; FGIC)	5.88	12/1/10	2,365,000 [a]	2,522,864
Anchorage (Insured; FGIC)	5.88	12/1/10	1,500,000 [a]	1,600,125
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/08	2,755,000	2,849,028
Anchorage, Electric Utility Revenue (Insured; MBIA)	6.50	12/1/09	2,910,000	3,083,640
Anchorage, GO (Schools) (Insured; FGIC)	5.25	9/1/13	2,000,000 [a]	2,155,960
Anchorage, LR, Correctional Facility (Insured; FSA)	5.88	2/1/10	3,175,000 [a]	3,335,020
Northern Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.00	6/1/10	4,745,000 [a]	5,026,900
Northern Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.20	6/1/10	1,750,000 [a]	1,822,415
California--7.0%				
ABAG Finance Authority for				

Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.13	3/1/18	1,000,000	1,006,590
Arcadia Unified School District, GO (Insured; FSA)	0.00	8/1/20	1,635,000	870,834
California, GO	5.00	8/1/22	5,000,000	5,129,600
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	1,500,000	1,533,825
California Housing Finance Agency, Home Mortgage Revenue	4.55	8/1/21	5,000,000	4,773,700
California Infrastructure and Economic Development Bank, Bay Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	3,300,000 [a]	3,565,089
California State Public Works Board, LR (Department of Mental Health-Coalinga State Hospital)	5.50	6/1/18	3,000,000	3,225,300
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/16	3,295,000	3,600,941
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.00	1/1/08	5,000,000	5,055,700
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.75	6/1/08	6,950,000 [a]	7,055,779
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.00	6/1/19	2,000,000	2,014,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/27	4,435,000	4,209,125
Los Angeles County Public Works Financing Authority, Revenue (Regional Park and Open Space District)	5.00	10/1/07	1,915,000 [a]	1,936,046
Sacramento County Sanitation District Financing Authority, Revenue (Sacramento Regional County Sanitation District) (Insured; FGIC)	5.25	12/1/23	3,125,000	3,425,125
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset				

Securitization Corporation)	4.75	6/1/25	2,435,000	2,359,564

Colorado--.8%

El Paso County School District				
(Number 11 Colorado Springs)	6.25	12/1/09	1,000,000	1,054,280
El Paso County School District				
(Number 11 Colorado Springs)	6.50	12/1/10	2,000,000	2,168,640
El Paso County School District				
(Number 11 Colorado Springs)	6.50	12/1/11	2,040,000	2,260,973
Park Meadows Business Improvement				
District, Shared Sales Tax				
Revenue	5.00	12/1/17	375,000	360,285

Connecticut--.1%

Mashantucket Western Pequot Tribe,				
Special Revenue	5.60	9/1/09	1,000,000 b	1,015,330

District of Columbia--1.3%

District of Columbia				
(Insured; MBIA)	6.00	6/1/12	3,280,000	3,595,930
District of Columbia,				
Revenue (Howard University				
Issue) (Insured; AMBAC)	5.00	10/1/21	2,545,000	2,649,523
District of Columbia,				
Revenue (Howard University				
Issue) (Insured; AMBAC)	5.00	10/1/22	2,660,000	2,761,186

Florida--4.9%

Collier County,				
Gas Tax Revenue (Insured;				
AMBAC)	5.25	6/1/19	2,190,000	2,320,590
Florida Hurricane Catastrophe Fund				
Finance Corporation, Revenue	5.00	7/1/12	5,000,000	5,252,250
Hillsborough County Industrial				
Development Authority, PCR				
(Tampa Electric Company				
Project)	5.10	10/1/13	5,000,000	5,110,600
Jacksonville Economic Development				
Commission, Health Care				
Facilities Revenue (Florida				
Proton Therapy Institute				
Project)	6.00	9/1/17	3,750,000	3,730,537
Lee County Industrial Development				
Authority, Healthcare				
Facilities Revenue (Cypress				
Cove at Healthpark Florida,				
Inc. Project)	4.75	10/1/08	1,155,000	1,153,152
Miami-Dade County School Board,				
COP (Master Lease Purchase				
Agreement) (Insured; FGIC)	5.00	8/1/15	5,000,000	5,297,150
Miami-Dade County School Board,				
COP (Master Lease Purchase				
Agreement) (Insured; FGIC)	5.25	10/1/17	5,000,000	5,312,300
Palm Beach County School Board,				
COP (Insured; AMBAC)	5.38	8/1/14	4,000,000	4,332,600
Polk County,				

Utility System Revenue (Insured; FGIC)	5.25	10/1/18	2,000,000	2,125,420
Georgia--3.9%				
Athens Housing Authority, Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/15	2,560,000	2,708,403
Athens Housing Authority, Student Housing LR (UGAREF East Campus Housing, LLC Project) (Insured; AMBAC)	5.25	12/1/16	2,700,000	2,844,774
Atlanta, Water and Wastewater Revenue (Insured; FSA)	5.25	11/1/15	5,000,000	5,388,400
Georgia	5.00	8/1/23	5,000,000	5,269,650
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	6.00	9/1/10	1,275,000	1,358,104
Milledgeville and Baldwin County Development Authority, Revenue (Georgia College and State University Foundation Property III, LLC Student Housing System Project)	5.25	9/1/14	1,710,000 [a]	1,869,321
Municipal Electric Authority of Georgia, Combustion Turbine Project Revenue (Insured; MBIA)	5.25	11/1/12	2,735,000	2,932,303
Municipal Electric Authority of Georgia, Combustion Turbine Project Revenue (Insured; MBIA)	5.25	11/1/16	5,000,000	5,330,200
Hawaii--.4%				
Kuakini Health System, Special Purpose Revenue	5.50	7/1/12	2,575,000	2,655,675
Illinois--3.0%				
Chicago Housing Authority, Revenue (Capital Program)	5.25	7/1/10	2,420,000	2,521,543
Chicago O'Hare International Airport, General Airport Third Lien Revenue (Insured; CIFG)	5.50	1/1/15	6,450,000	6,969,354
Chicago O'Hare International Airport, Second Lien Passenger Facility Charge Revenue (Insured; AMBAC)	5.25	1/1/10	3,095,000	3,185,064
Chicago Park District, GO Limited Tax Park (Insured; FGIC)	5.50	1/1/20	1,300,000	1,371,188
Illinois Health Facilities Authority, Revenue (The Passavant Memorial Area				

Hospital Association Project)	5.65	10/1/10	4,850,000 [a]	5,162,679
Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (McCormick Place Expansion Project) (Insured; MBIA)	0/5.55	6/15/21	2,500,000 [c]	2,102,300
Indiana--1.1%				
Indiana Health Facility Financing Authority, Revenue (Ascension Health Subordinate Credit Group)	5.00	5/1/13	1,000,000	1,039,300
Indianapolis Local Public Improvement Bond Bank (Insured; FSA)	6.50	1/1/11	6,415,000	6,957,324
Kansas--2.0%				
Wyandotte County/Kansas City Unified Government, Tax-Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B)	4.75	12/1/16	3,800,000	3,724,532
Wyandotte County/Kansas City Unified Government, Utility System Revenue (Insured; AMBAC)	5.65	9/1/18	9,130,000	10,272,985
Kentucky--1.7%				
Ashland, PCR (Ashland Inc. Project)	5.70	11/1/09	4,000,000	4,160,200
Kentucky Asset/Liability Commission, Project Notes (Federal Highway Trust First Series) (Insured; MBIA)	5.25	9/1/18	5,000,000 [d]	5,476,250
Kentucky Municipal Power Agency, Power System Revenue (Praire State Project) (Insured; MBIA)	5.25	9/1/19	2,000,000 [d]	2,146,040
Louisiana--.3%				
Morehouse Parish, PCR (International Paper Company Project)	5.25	11/15/13	2,000,000	2,065,540
Maine--.6%				
Maine Housing Authority, Mortgage Purchase	4.75	11/15/21	4,100,000	3,986,184
Massachusetts--3.3%				
Massachusetts Consolidated Loan	5.00	12/1/10	3,000,000	3,120,840
Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue	5.25	7/1/19	2,500,000	2,725,600
Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC)	4.60	1/1/22	6,000,000	5,790,660
Massachusetts Industrial Finance Agency, RRR (Ogden Haverhill Project)	5.35	12/1/10	3,000,000	3,090,270

Massachusetts Water Resource Authority, General Revenue (Insured; MBIA)	5.25	8/1/19	8,420,000	9,101,683
Michigan--4.7%				
Detroit, Water Supply System Revenue (Insured; FSA)	5.00	7/1/22	5,000,000	5,163,700
Detroit Local Development Finance Authority, Tax Increment Revenue	5.20	5/1/10	5,745,000	5,815,434
Greater Detroit Resource Recovery Authority, RRR (Insured; AMBAC)	6.25	12/13/08	7,755,000	8,007,503
Michigan Building Authority, Revenue (State Police Communications System)	5.25	10/1/13	1,945,000	2,098,480
Michigan Hospital Finance Authority, Revenue (Oakwood Obligation Group)	5.50	11/1/11	3,500,000	3,682,280
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.25	11/15/11	2,500,000	2,607,425
Michigan Hospital Finance Authority, Revenue (Sparrow Obligation Group)	5.75	11/15/11	3,250,000 [a]	3,535,610
Michigan Municipal Bond Authority, Revenue (Drinking Water Revolving Fund)	5.25	10/1/09	2,370,000 [a]	2,444,608
Minnesota--1.3%				
Lakeville Independent School District Number 194, GO (Insured; FSA)	5.00	2/1/18	5,000,000	5,212,750
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.00	11/15/17	3,000,000	2,966,280
Saint Paul Housing and Redevelopment Authority, Hospital Facility Revenue (HealthEast Project)	5.75	11/15/21	1,000,000	1,025,190
Mississippi--1.0%				
Mississippi Development Bank, Special Obligation Revenue (Madison County Highway Construction Project) (Insured; FGIC)	5.00	1/1/22	5,000,000	5,163,700
Walnut Grove Correctional Authority, COP (Insured; AMBAC)	5.50	11/1/07	1,855,000	1,860,157
Missouri--.8%				
Missouri Development Finance Board, Infrastructure Facilities Revenue (Branson Landing Project)	6.00	6/1/20	3,160,000	3,367,359

Saint Louis, Airport Revenue (Airport Development Program) (Insured; MBIA)	5.63	7/1/11	2,500,000 a	2,671,775
Nevada--.7%				
Director of the State of Nevada Department of Business and Industry, SWDR (Republic Services, Inc. Project)	5.63	6/1/18	5,000,000	5,100,600
New Hampshire--.6%				
New Hampshire Higher Educational and Health Facilities Authority, HR (The Cheshire Medical Center Issue)	5.13	7/1/18	4,125,000	4,172,355
New Jersey--4.0%				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	3,000,000	3,010,020
Casino Reinvestment Development Authority, Revenue (Insured; MBIA)	5.25	6/1/19	5,000,000	5,347,650
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.38	6/15/15	3,300,000	3,412,101
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/16	1,000,000	1,042,710
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/10	1,880,000	1,909,121
New Jersey Educational Facilities Authority, Revenue (Rider University Issue) (Insured; Radian)	5.00	7/1/11	1,970,000	2,007,686
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,425,000	3,595,188
New Jersey Turnpike Authority, Revenue (Insured; MBIA)	5.63	1/1/10	3,910,000 a	4,082,353
Tobacco Settlement Financing Corporation of New Jersey, Tobacco Settlement Asset-Backed Bonds	4.50	6/1/23	4,645,000	4,425,245
New Mexico--.6%				
Jicarilla, Apache Nation Revenue	5.00	9/1/11	1,500,000	1,532,025
Jicarilla, Apache Nation Revenue	5.00	9/1/13	2,905,000	2,987,705
New York--6.9%				

Long Island Power Authority, Electric System General Revenue (Insured; MBIA)	3.31	9/1/15	3,000,000 e	2,993,760
New York City	5.00	4/1/20	2,500,000	2,594,925
New York City	5.00	4/1/22	5,110,000	5,270,761
New York City (Insured; FSA)	5.00	6/1/16	3,395,000	3,611,431
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.13	8/1/11	2,000,000	2,086,920
New York City Industrial Development Agency, Special Facility Revenue (American Airlines, Inc. John F. Kennedy International Airport Project)	7.50	8/1/16	3,500,000	3,913,350
New York State Dormitory Authority, FHA-Insured Mortgage HR (The Long Island College Hospital)	6.00	8/15/15	4,725,000	5,133,523
New York State Dormitory Authority, Revenue (State University Educational Facilities)	5.50	5/15/10	2,000,000	2,089,920
New York State Local Government Assistance Corporation	5.25	4/1/16	3,425,000	3,717,529
New York State Local Government Assistance Corporation (Insured; FSA)	5.25	4/1/16	2,200,000	2,381,588
New York State Thruway Authority, Local Highway and Bridge Service Contract Revenue	5.50	4/1/12	3,950,000	4,240,206
New York State Thruway Authority, Second General Highway and Bridge Trust Fund (Insured; AMBAC)	5.00	4/1/18	5,000,000 b,f	5,278,625
New York State Urban Development Corporation, Corporate Purpose Subordinate Lien	5.13	7/1/19	2,000,000	2,098,500
New York State Urban Development Corporation, State Personal Income Tax Revenue (State Facilities and Equipment)	5.25	3/15/11	1,565,000	1,645,864
Niagara County Industrial Development Agency, Solid Waste Disposal Facility Revenue (American Ref-Fuel Company of Niagara, L.P. Facility)	5.45	11/15/12	2,000,000	2,036,700
North Carolina--5.0%				
Charlotte-Mecklenburg Hospital				

Authority, Health Care Revenue (Carolinas HealthCare System) (Insured; FSA)	5.00	1/15/20	5,000,000	5,179,500
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.13	1/1/14	3,000,000	3,054,390
North Carolina Eastern Municipal Power Agency, Power System Revenue	5.00	1/1/21	1,200,000	1,268,616
North Carolina Eastern Municipal Power Agency, Power System Revenue (Insured; AMBAC)	5.00	1/1/20	5,000,000	5,191,200
North Carolina Medical Care Commission, FHA Insured Mortgage Revenue (Morehead Memorial Hospital Project) (Insured; FSA)	5.00	11/1/20	5,000,000	5,178,300
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	4.75	10/1/13	1,000,000	976,340
North Carolina Medical Care Commission, Retirement Facilities First Mortgage Revenue (The United Methodist Retirement Homes Project)	5.13	10/1/19	1,250,000	1,187,262
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/16	2,540,000	2,704,795
North Carolina Municipal Power Agency Number 1, Catawba Electric Revenue (Insured; FSA)	5.25	1/1/17	10,000,000	10,599,400
Ohio--1.5%				
Cuyahoga County, Revenue (Cleveland Clinic Health System)	6.00	1/1/17	5,000,000	5,500,350
Knox County, Hospital Facilities Revenue (Knox Community Hospital) (Insured; Radian)	5.00	6/1/12	1,500,000	1,539,195
Ohio Higher Educational Facility Commission, Higher Educational Facility Revenue (Xavier University Project) (Insured; CIFG)	5.25	5/1/20	3,230,000	3,422,282
Oregon--1.4%				
Tri-County Metropolitan Transportation District, Payroll Tax and Grant Receipt Revenue (Insured; MBIA)	4.00	5/1/14	3,700,000	3,705,624
Washington County Unified Sewerage				

Agency, Senior Lien Sewer Revenue (Insured; FGIC)	5.75	10/1/12	5,670,000	6,206,666

Pennsylvania--6.1%

Allegheny County Airport Revenue (Pittsburgh International Airport) (Insured; MBIA)	5.75	1/1/11	5,000,000	5,292,650
Allegheny County Hospital Development Authority, Health System Revenue (West Penn Allegheny Health System)	5.00	11/15/28	4,750,000	4,308,155
Allegheny County Industrial Development Authority, EIR (USX Corporation Project)	4.75	11/1/11	2,000,000	1,935,560
Allegheny County Industrial Development Authority, PCR (Duquesne Light Company Project) (Insured; AMBAC)	4.05	9/1/11	2,000,000	2,032,140
Delaware River Joint Toll Bridge Commission, Bridge Revenue	5.25	7/1/13	2,500,000	2,676,450
Delaware Valley Regional Finance Authority, Local Government Revenue	5.75	7/1/17	6,830,000	7,616,884
Erie County Industrial Development Authority, EIR (International Paper Company Project)	5.25	9/1/10	2,100,000	2,136,372
Montgomery County Higher Education and Health Authority, HR (Abington Memorial Hospital) (Insured; AMBAC)	6.10	6/1/12	5,000,000	5,487,650
Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System)	6.25	1/15/15	3,660,000	3,960,047
Philadelphia, GO (Insured; XLCA)	5.25	2/15/13	5,535,000	5,905,900
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/11	1,475,000 [a]	1,618,282
Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue)	6.00	12/1/12	525,000	565,730

Rhode Island--1.1%

Rhode Island Health and Educational Building Corporation, Health Facilities Revenue (Saint Antoine Residence Issue) (LOC; Allied Irish Bank)	5.50	11/15/09	2,095,000	2,131,893
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue (Lifespan				

Obligation Group Issue) (Insured; MBIA)	5.75	5/15/08	560,000	567,829
Rhode Island Health and Educational Building Corporation, Revenue (Roger Williams University) (Insured; Radian)	5.00	11/15/21	1,360,000	1,339,518
Rhode Island Student Loan Authority, Student Loan Program Revenue (Insured; AMBAC)	4.80	12/1/21	3,600,000	3,607,740

South Carolina--3.6%

Anderson County, IDR (Federal Paper Board Company, Inc. Project)	4.75	8/1/10	4,520,000	4,496,767
Berkeley County School District, Installment Purchase Revenue (Securing Assets for Education)	5.25	12/1/21	9,395,000	9,686,715
Charleston Educational Excellence Financing Corporation, Installment Purchase Revenue (Charleston County School District, South Carolina Project)	5.25	12/1/21	5,000,000	5,232,900
Dorchester County School District Number 2, Installment Purchase Revenue (Growth Remedy Opportunity Without Tax Hike)	5.25	12/1/21	5,000,000	5,123,700
Hilton Head Island Public Facilities Corporation, COP (Insured; AMBAC)	5.00	3/1/13	1,065,000	1,123,841

Tennessee--1.5%

Johnson City Health and Educational Facility Board, HR (Medical Center Hospital Improvement) (Insured; MBIA)	5.13	7/1/11	6,720,000	6,905,808
Tennessee Housing Development Agency (Homeownership Program)	5.20	7/1/10	1,815,000	1,864,713
Tennessee Housing Development Agency (Homeownership Program)	5.30	7/1/11	2,140,000	2,194,377

Texas--11.4%

Alliance Airport Authority Inc., Special Facilities Revenue (Federal Express Corporation Project)	4.85	4/1/21	8,870,000 b,f	8,507,306
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/17	1,935,000	1,958,936
Austin Convention Enterprises, Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/18	1,125,000	1,134,889
Austin Convention Enterprises,				

Inc., Convention Center Hotel Second Tier Revenue	6.00	1/1/20	1,555,000	1,563,117
Bexar County, Revenue (Venue Project) (Insured; MBIA)	5.75	8/15/13	5,000,000	5,269,200
Cities of Dallas and Fort Worth, Dallas/Fort Worth International Airport, Facility Improvement Corporation Revenue (Learjet Inc. Project)	6.15	1/1/16	4,000,000	4,001,120
Cypress-Fairbanks Independent School District, Unlimited Tax Schoolhouse Bonds (Permanent School Fund Guarantee Program)	6.75	2/15/10	1,700,000 [a]	1,821,635
Deer Park Independent School District, Limited Tax School Building Bonds (Permanent School Fund Guarantee Program)	5.25	2/15/21	2,235,000	2,374,397
Gulf Coast Waste Disposal Authority, Bayport Area System Revenue (Insured; AMBAC)	5.00	10/1/14	2,065,000	2,196,458
Harris County Health Facilities Development Corporation, HR (Memorial Hermann Hospital System) (Insured; FSA)	5.50	6/1/12	8,295,000	8,863,788
Houston, Airport System Special Facilities Revenue (Continental Airlines, Inc. Terminal E Project)	6.75	7/1/21	5,000,000	5,160,050
Houston, Combined Utility System, First Lien Revenue (Insured; FSA)	5.25	11/15/17	5,000,000	5,448,250
Houston, Combined Utility System, First Lien Revenue (Insured; MBIA)	5.25	5/15/12	2,750,000	2,926,880
Lewisville, Combination Tax and Revenue Certificates of Obligation (Insured; MBIA)	5.25	2/15/20	1,230,000	1,300,565
Lower Colorado River Authority, Transmission Contract Revenue (LCRA Transmission Services Corporation Project) (Insured; FGIC)	5.00	5/15/20	4,200,000	4,314,786
North Central Texas Health Facilities Development Corporation, HR (Baylor Health Care System Project)	5.00	5/15/17	3,965,000	4,020,272
Port of Corpus Christi Industrial Development Corporation,				

Revenue (Valero Refining and Marketing Company Project)	5.13	4/1/09	2,250,000	2,266,380
Port of Corpus Christi Industrial Development Corporation, Revenue (Valero Refining and Marketing Company Project)	5.40	4/1/18	1,500,000	1,511,490
Tarrant County Health Facilities Development Corporation, Health Resources System Revenue (Insured; MBIA)	5.75	2/15/14	5,000,000	5,533,850
Tarrant County Health Facilities Development Corporation, Health System Revenue (Harris Methodist Health System)	6.00	9/1/10	7,725,000	8,049,914
Texas Municipal Gas Acquisition and Supply Corporation I, Gas Supply Revenue	4.15	12/15/17	4,000,000 b,f	3,718,300
Texas Municipal Power Agency, Revenue (Insured; AMBAC)	0.00	9/1/09	170,000	157,609
Utah--1.5%				
Jordanelle Special Service District (Special Assessment Improvement District)	8.00	10/1/11	3,865,000	4,041,167
Orem, Sales Tax Revenue (Insured; AMBAC)	5.00	4/15/18	3,325,000	3,454,642
Utah Building Ownership Authority, LR (State Facilities Master Lease Program)	5.00	5/15/17	2,950,000	3,082,632
Virginia--2.6%				
Greater Richmond Convention Center Authority, Hotel Tax Revenue (Convention Center Expansion Project)	6.00	6/15/10	2,000,000 a	2,141,240
Henrico County Economic Development Authority, Residential Care Facility Mortgage Revenue (Westminster Canterbury of Richmond)	5.00	10/1/21	1,000,000	959,430
Peninsula Ports Authority, Revenue (Port Facility-CSX Transportation Project)	6.00	12/15/12	4,150,000	4,355,135
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	4.00	6/1/08	3,265,000 a	3,263,302
Tobacco Settlement Financing Corporation of Virginia, Tobacco Settlement Asset-Backed Bonds	5.25	6/1/12	3,000,000 a	3,121,200
Virginia Port Authority, Commonwealth Port Fund Revenue	5.00	7/1/19	4,415,000	4,538,134

Washington--5.1%				
Energy Northwest, Columbia Generating Station Electric Revenue	5.00	7/1/23	5,000,000	5,163,700
Franklin County, GO (Pasco School District Number 1) (Insured; FSA)	5.25	12/1/19	5,000,000	5,292,900
Goat Hill Properties, LR (Government Office Building Project) (Insured; MBIA)	5.25	12/1/20	2,710,000	2,845,473
Port of Seattle, Limited Tax GO (Insured; FSA)	5.00	11/1/16	5,000,000	5,207,350
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	5.25	3/1/10	50,000	51,808
Seattle, Municipal Light and Power Improvements Revenue (Insured; FSA)	5.25	3/1/10	13,000,000 [b,f]	13,470,015
Washington	5.75	10/1/12	20,000	21,182
Washington	5.75	10/1/12	2,305,000	2,429,055
Washington Housing Finance Commission (Single Family Program) (Collateralized: FHLMC, FNMA and GNMA)	5.75	12/1/37	2,000,000	2,088,360
West Virginia--.4%				
West Virginia Economic Development Authority, LR (Department of Environmental Protection)	5.50	11/1/22	2,895,000	3,086,099
Wisconsin--.5%				
Wisconsin Health and Educational Facilities Authority, Revenue (Aurora Medical Group, Inc. Project) (Insured; FSA)	6.00	11/15/11	3,500,000	3,794,315
U.S. Related--1.6%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	2,500,000	2,644,450
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	5,000,000 [a]	5,288,900
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,300,000 [a]	3,490,674
Total Long-Term Municipal Investments (cost $716,780,202)				**718,883,307**

Short-Term Municipal Investments--.6%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida--.2%				
Gainesville, Utilities System Revenue				

(Liquidity Facility; SunTrust Bank)	3.97	9/1/07	1,500,000 g	1,500,000
U.S. Related--.4%				
Government Development Bank of Puerto Rico, CP	4.70	9/7/07	3,000,000	3,000,150
Total Short-Term Municipal Investments (cost $4,500,000)				**4,500,150**
Total Investments (cost $721,280,202)			**101.4%**	**723,383,457**
Liabilities, Less Cash and Receivables			**(1.4%)**	**(9,689,037)**
Net Assets			**100.0%**	**713,694,420**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At August 31, 2007, these securities amounted to $31,989,576 or 4.5% of net assets.

c   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d   Purchased on a delayed delivery basis.

e   Variable rate security--interest rate subject to periodic change.

f   Collateral for floating rate borrowings.

g   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue

LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance